UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of April 2002

CINAR Corporation
(translation of registrant's name into English)

1055, René Lévesque Blvd East, Montreal, Quebec, Canada H2L 4S5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ____ Form 40-F X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CINAR CORPORATION
(Registrant)

Date: April 30, 2002

By: ____________________
Barrie Usher
President, and
Chief Executive Officer
(Signature)*

* Print the name and title of the signing officer under his signature.

EXHIBIT

Press Release, dated April 29, 2002 – CINAR appoints new directors and expands board to nine members news release

For immediate release

CINAR

CINAR APPOINTS NEW DIRECTORS AND EXPANDS BOARD TO NINE MEMBERS

Montréal (Qc) Canada – April 29, 2002 – CINAR Corporation announces the appointment of nine new directors to its Board, following its annual meeting of shareholders held today. The directors are as follows :

- Mr. Marcel Aubut – lawyer and managing partner of Heenan, Blaikie, Aubut (Québec office) and former Chairman of the Board, Club de Hockey Les Nordiques de Québec;
- Mr. Fernand Bélisle – Chairman, Cable Satisfaction International Inc. and former Vice-president of CRTC;
- Mr. Pierre Desjardins – Chairman, TouchTunes Music Corporation and Former President and CEO of Domtar Inc. and Former President of Labatt
- Mr. Douglas M. Holtby – Director and Secretary, MVBC (Multivan Broadcast Corporation);
- Ms. Lisa de Wilde – Former President and CEO, Astral Television Networks Inc.;
- Mr. Normand Beauchamp – Former Chairman, President and CEO Radiomutuel;
- Mr. Gordon Craig – Chairman and CEO NetStar Communications Inc., former President, TSN, and former President and CEO, The Labatt Broadcast Group;
- Mr. Robert Després, Q.C., F.C.C.A., F.C.M.A., Chairman of the Board, Les mines McWatters Inc.;
- Mr. David L. Simon, President, Simon Bros, Media and Entertainment Inc.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families. CINAR's web site is www.cinar.com.

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Contact :
Louise Sansregret, M.A., M.B.A.
Vice President, Investor Relations and Public Affairs
CINAR Corporation
(514) 843-7070